10035443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 66024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DnB NOR Markets, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue — 31st floor
(No. and Street)

New York (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yee Kei Chan (212)681-3835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Niels Lyng-Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DnB NOR Markets, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

TERESA S ROSU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6130718
Qualified in New York County
My Commission Expires July 18, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DnB NOR Markets, Inc.

Statement of Financial Condition

December 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
DnB NOR Markets, Inc.

We have audited the accompanying statement of financial condition of DnB NOR Markets, Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DnB NOR Markets, Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.



February 25, 2010

DnB NOR Markets, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	35,696,822
Investment banking and advisory fees receivable		2,197,058
Commission receivable		152,299
Fail to deliver		1,776,504
Taxes receivable and deferred tax asset		634,520
Fixed assets, at cost (net of accumulated depreciation and amortization of $71,369)		95,191
Prepaid expenses and other assets		104,417
Total assets	$	40,656,811
Liabilities and Stockholder's Equity		
Amounts payable related to fail to deliver	$	1,776,504
Accrued expenses and interest payable		1,201,487
		2,977,991
Subordinated borrowings from Parent		30,000,000
Stockholder's Equity		
Common stock - $1.00 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid in capital		365,366
Retained earnings		7,312,454
Total stockholder's equity		7,678,820
Total liabilities and stockholder's equity	$	40,656,811

The accompany notes are an integral part of this statement of financial condition.

DnB NOR Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2009

1. Nature of Operations and Organization

DnB NOR Markets, Inc. (the "Company") is a wholly owned subsidiary of DnB NOR Bank ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent owns 100% of all membership interest in the Company.

The Company is based in the United States and conducts business from its main office in New York City and its representative office in Houston, Texas. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

The Company engages primarily in rendering merger and acquisition financial advice, advice with respect to other financial transactions, and in offering of securities. In the fourth quarter of 2009, the Company established an equity sales desk in New York to provide additional support for the trading of non-U.S. securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). The Company is also in the process of requesting approval from FINRA for the expansion of its business operations by modifying its existing membership agreement to permit the solicitation of U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with a registered clearing firm for the purpose of purchasing and selling of U.S. securities.

2. Significant Accounting Policies

Use of Estimates and Indemnifications

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's

2. Significant Accounting Policies (continued)

maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. At December 31, 2009, cash equivalents included $33.0 million in a money market fund, which invests in securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements collateralized by such securities.

Investment banking and advisory fees receivable, net

Investment banking and advisory fees receivable, net includes receivables relating to the Company's investment banking and advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*, (formerly Statement of Financial Accounting Standards ("SFAS") No. 109). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The firm adopted the provisions of ASC 740-10, *Income Taxes*, as of January 1, 2009. A tax position can be recognized in the Statement of Financial Condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the Statement of Financial Condition. ASC 740-10 also provides guidance on derecognition, classification, interim period accounting and accounting for interest and penalties. Prior to the adoption of ASC 740-10, contingent liabilities related to income taxes were recorded

2. Significant Accounting Policies (continued)

when the criteria for loss recognition under ASC 450, *Accounting for Contingencies*, (formerly SFAS No. 5, *Accounting for Contingencies*) had been met. As of December 31, 2009, the Company has not identified any positions that are not highly certain, therefore, no uncertain tax positions were reported.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on automobiles, equipment, and computer hardware are calculated on a straight-line basis using estimated useful lives of 2 to 4 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximates their carrying value, as such financial instruments are short term in nature.

Accounting Developments

In May 2009, the FASB issued amended accounting principles related to ASC 855, *Subsequent Events*, which codify the guidance regarding the disclosure of events occurring subsequent to the statement of financial condition date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the statement of financial condition date but before the statement of financial condition is issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the Statement of Financial Condition is required. The Company evaluated subsequent events through February 25, 2010 and found no material impact to the Company's financial condition.

In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of US GAAP. While the Codification did not change US GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the Company for 2009 and did not have an effect on the Company's financial condition.

3. Fail to Deliver and Related Amounts Payable

At December 31, 2009, a customer's sell order related to the Company's Rule 15a-6 business failed to settle. The Company only effected the trade between the customer and the Parent and will not take possession of any cash or securities in this transaction. To account for this fail, the Company recorded the selling price of the securities as a receivable due from the Parent. The receivable is collected upon delivery of the securities.

4. Related Party Transactions

The Company has entered into several subordinated loan agreements with the Parent. Effective December 31, 2008, each of the agreements were amended to extend the maturity date to December 31, 2012. The interest rate on these loans is LIBOR plus 50 basis points. As of December 31, 2009, the outstanding amounts on these loans were $10.0 million with interest accruing at .75% (based on 3 month LIBOR) and $20.0 million with interest accruing at .73% (based on 1 month LIBOR). The loans' carrying values approximate their fair value.

The Parent has also granted credit lines of $10.0 and $80.0 million to the Company. Effective December 31, 2008, each agreement was amended to extend the maturity dates to December 31, 2012. The interest rate on the outstanding principal under each agreement is the rate agreed to at the time of drawing. As of December 31, 2009, there were no outstanding balances on these lines of credit.

The loans are subordinated to claims of general creditors, are covered by an agreement approved by the FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has entered into an agreement with the Parent, whereby the Parent provides the Company with shared occupancy and administrative services including payroll, employee benefits, accounting and cash management, financial and credit services, purchasing and/or leasing of equipment, and record storage.

5. Fixed Assets

At December 31, 2009, fixed assets are comprised of the following:

Computer hardware	$	63,433
Leasehold improvements	$	50,270
Automobiles	$	37,463
Equiment	$	10,888
Furniture	$	4,506
Total Cost	$	166,560
Less accumulated depreciation and amortization	$	71,369
Total cost, net of accumulated depreciation and amoritzation	$	95,191

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

6. Fair Value Measurements and Disclosures (continued)

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2009, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

7. Income Taxes

At December 31, 2009, the Company recorded deferred tax assets of $643,301, which result from the timing differences associated with discretionary compensation and the difference between the book and tax basis of depreciable fixed assets. At December 31, 2009, the Company did not have a valuation allowance for the deferred tax assets as it is, more likely than not, that it will be fully realized.

The Company had a state and local tax benefit due primarily to a change in the NYS/NYC apportionment factor.

At December 31, 2009, the Company determined that it has no uncertain tax positions, interest, or penalties as defined in ASC 740-10.

The Internal Revenue Service recently concluded its audit of the Company's federal tax returns for the 2006 and 2007 tax years. There were no assessments. The Company is not currently under audit by any taxing authority. Tax returns filed with each jurisdiction remain open to examination under the normal three-year statute of limitations (with the exception of Federal, which is now closed for 2006 and 2007).

8. Commitments and Contingencies

The Company subleases office space under an operating lease with its Parent which commenced on October 15, 2005 and will expire on May 15, 2011.

As of December 31, 2009, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31,	
2010	149,393
2011	56,023
Total minimum future rental payments	$ 205,416

Lehman Litigation Matter

The Company was added as a defendant in an amended complaint filed on October 27, 2008, in a putative class action pending in the U.S. District Court for the Southern District of New York brought on behalf of purchasers of various Lehman Brothers Holdings Inc. ("Lehman") debt and equity securities. The complaint alleges that the Company underwrote and sold $25 million of Lehman 6.875% Notes in an April 2008 offering.

The defendants in the action include certain of Lehman's officers and directors, and numerous underwriters who participated in one or many of multiple debt and equity security offerings by Lehman during the purported class period. The complaint alleges violations of Section 11 and Section 12(a)(2) of the Securities Act of 1933 against all defendants, including the Company. The complaint seeks, among other things, unspecified compensatory and/or rescission damages.

On January 9, 2009, the Court consolidated the action in which the Company was named as a defendant with other actions relating to the sale of Lehman securities. An amended complaint in the consolidated action was filed on February 23, 2009.

On April 27, 2009, a motion to dismiss the Securities Act claims levied against the underwriters was filed. The motion was fully briefed as of July 31, 2009, and oral argument was held on January 26, 2010. A ruling is expected before the end of February 2010.

If the Securities Act claims in the complaint survive the motion to dismiss, the discovery process will commence vis-à-vis the Company. Given the nature and preliminary status of this claim, the Company cannot yet determine the amount of potential loss in this matter, if any.

8. Commitments and Contingencies (continued)

Intervale Litigation Matter

On December 3, 2009, the Company filed suit in New York State Supreme Court, County of New York, against Intervale Capital, LLC, and Intervale Capital Fund, L.P. (collectively, "Intervale") (the "Complaint").

The claim arises out of Intervale's refusal to pay fees owed to the Company under an advisory services contract dated June 9, 2009 (the "Engagement Letter"). In exchange for a negotiated fee, the Company agreed to act as an advisor and provide investment banking services to Intervale in connection with its acquisition of Proserv Group AS ("Proserv"), a Norway-based international oil services company focused on the offshore global market.

Between June and August 2009, the Company performed under the Engagement Letter; however, Intervale has subsequently refused to pay the Company the $500,000 fee agreed to by the parties and owing under the Engagement Letter.

The Company is seeking (1) the $500,000 owed under the Engagement Letter; (2) reimbursement for costs and expenses, including, without limitation, reasonable attorneys' fees, disbursements and court costs, and costs of investigation and preparation incurred in investigating, preparing, and pursuing its claims against Intervale in an amount to be determined at trial; and (3) such other relief as the court deems just and proper.

On January 19, 2010, the Company received Intervale's answer to the Complaint, which contained counterclaims in the amount of $66.9 million, alleging breach of contract due to negligence and/or bad faith. The Company considers these counterclaims to be entirely without merit. The discovery process in this case is ongoing.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 10% of the employees' salary, capped at the annual deferral limit, as defined.

The Company sponsors a noncontributory defined benefit pension plan for all employees (the "General Plan"). The General Plan is administered and funded by the Parent.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to mergers and acquisitions and financial advisory services.

11. Net Capital Requirements

As a registered broker-dealer and a member of the FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6⅔% of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2009, the Company had net capital of $33,835,619, which exceeded the regulatory requirement by $33,637,086.

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STATEMENT OF FINANCIAL CONDITION

DnB NOR Markets, Inc.
December 31, 2009
With Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG